FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from October 1, 2018 to October 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 13, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from October 1, 2018 to October 31, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on November 13, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of October 31, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)

October 1

October 2
October 3
October 4
October 5
October 9
October 10
October 11
October  12
October 15

October 16
October 17
October 18
October 19
October 22

October 23
October 24
October 25
October 26
October 29

October 30
October 31

1,220,500

1,550,000

1,550,000

1,660,000

1,558,200

1,850,000

1,841,300

1,850,000

1,811,300

2,000,000

1,920,000

1,947,200

2,000,000

1,939,100

1,740,200

1,910,000

1,910,000

1,910,000

1,910,000

1,850,000

1,850,000

1,685,300

667,796,130

859,332,680

851,737,200

922,110,360

877,155,920

1,031,548,910

1,032,471,800

993,737,420

969,213,710

1,065,347,010

1,027,389,860

1,076,721,420

1,117,043,920

1,066,908,060

963,443,920

1,044,110,670

1,039,067,540

1,003,568,790

1,011,099,020

987,552,470

983,349,220

914,066,620

Total	—	39,463,100	21,504,772,650

Aggregate shares repurchased as of the end of this reporting month		58,613,100	31,432,469,270

Progress of share repurchase (%)		58.6	44.9

2.	Status of disposition

as of October 31, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) October 12	5	2,770
Subtotal	—	5	2,770
Other (exercise of stock acquisition rights)	(Date)

October 1

October 2

October 3

October 4

October 5

October 9

October 10

October 12

October 15

October 16

October 17

October 18

October 19

October 22

October 23

October 24

October 25

October 26

October 29

October 30

October 31

76,900 40,000 25,400 21,000 8,000 34,700 70,700 10,000 10,500 10,000 18,200 385,400 19,000 10,000 330,300 347,100 138,700 20,900 59,700 95,800 41,000	6,036,900

2,421,000

3,005,400

6,274,000

2,391,000

4,799,700

8,999,700

2,990,000

308,500

2,990,000

3,594,200

6,041,400

5,681,000

2,990,000

3,607,300

1,837,100

3,411,700

1,808,900

11,085,700

1,883,800

3,617,000

Subtotal	—	1,773,300	85,774,300
Total	—	1,773,305	85,777,070

3.	Status of shares held in treasury

as of October 31, 2018
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	298,432,403